UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS LONG-TERM PARTNERSHIP WITH SAP AG

Moscow, Russia — September 20, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the signing of a strategic partnership memorandum with SAP AG, the world’s leading supplier of business management software solutions.
As a result of the September 20 meeting between Mechel OAO’s Chief Executive
Officer Yevgeny Mikhel and SAP AG’s President for EMEA Franck Cohen, the two
sides signed a memorandum for strategic partnership to increase the efficiency of the company’s key processes. The document provides for the gradual implementation of SAP software solutions, based on specialized industry packages in Mechel’s mining, steel and sales divisions.
The two sides also decided to jointly implement the Enterprise Resource Planning
(ERP) project in all of Mechel’s sales network business units. ERP will be deployed and fully functional in the sales units within 18 months.
“Implementing ERP in our sales division will enable Mechel Group to increase the efficiency of our key processes. With its help, we will bring together all the main processes in Mechel’s service and trading businesses, speed up closure of our financial accounting, cut expenses due to making many of our processes centralized and automated, and dramatically increase our company’s operational efficiency. We consider this as an investment project and have taken into consideration what positive quality and quantity effects it is expected to have.
This initiative is due to provide support to Mechel sales network’s annual growth and consolidate our company’s position on the international markets,”
Mechel OAO’s Chief Executive Officer Yevgeny Mikhel noted.
The project of a consolidation system for Mechel OAO based on SAP software was launched in 2007 and included all of Mechel’s divisions. It enabled the group to optimize a number of important financial processes and standardize collection and processing of the holding’s consolidated financial accounting.
About SAP
SAP is the world’s market leader in business management software*, offering solutions and services that allow companies of all sizes, working in over 25 industries, to increase the efficiency of their business. The company has over
92,000 clients (including clients who acquired Business Objects) in over 120 countries.
*SAP defines business management software as solutions for enterprise resource administration and certain applications.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 20, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO